UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55639

ALTITUDE INTERNATIONAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

4500 SE Pine Valley Street Port St. Lucie, FL 34952 (772)323-0625
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, No Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 199 holders of record of shares of common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Altitude International Holdings, Inc. has caused this certification and notice of termination of registration to be signed on its behalf by the undersigned duly authorized person.

ALTITUDE INTERNATIONAL HOLDINGS, INC.

Date: May 11, 2023	By:	/s/ Greg Breunich
Greg Breunich
Chief Executive Officer